Exhibit 99.1

BlueCity Announces Second Quarter 2021 Unaudited Financial Results

-- 18.0% year-over-year revenue growth--

-- 58.1% year-over-year total paying user growth--

BEIJING, China, Aug 24, 2021 (GLOBAL NEWSWIRE) -- BlueCity Holdings Limited (“BlueCity” or the “Company”) (Nasdaq: BLCT), a leading online LGBTQ platform, today announced its unaudited financial results for the second quarter ended June 30, 2021.

Second Quarter 2021 Highlights

•	Total revenues reached RMB291.9 million (US$45.2 million), an increase of 18.0% from the same period in 2020.

•	Net loss was RMB35.0 million (US$5.4 million), compared with net loss of RMB3.3 million in the second quarter of 2020.

•	Adjusted Net Loss[1] (Non-GAAP) was RMB38.4 million (US$5.9 million), compared with adjusted net loss (non-GAAP) of RMB3.0 million in the second quarter of 2020.

•	Monthly active users (“MAUs”) of BlueCity’s portfolio apps[2] reached 8.3 million, an increase of 29.3% from the same period in 2020.

•	Total paying users[3] of BlueCity’s portfolio apps reached 724 thousand, an increase of 58.1% compared with 458 thousand in the second quarter of 2020.

Mr. Baoli Ma, BlueCity’s Founder, Chairman and Chief Executive Officer, commented: “We are pleased to announce another healthy quarter as we continued to optimize our product offerings with strong user engagement growth. Total MAU grew by 29.3% year over year, reaching 8.3 million. Our total paying users grew by 58.1% year over year to 724 thousand. We are excited to see this strong growth, which reflects our dedication in optimizing products and cultivating our users' consumption habits. We remain committed to actively exploring new ways to enrich our product and service offerings, and are optimistic in further expanding our monetization capabilities.

1 Adjusted Net Loss, a non-GAAP financial measure, represents net loss excluding share-based compensation expenses, amortization related to intangible assets resulting from acquisitions, income tax related to intangible assets resulting from acquisitions and changes in fair value of financial instruments. For further information, please see “Use of Non-GAAP Financial Measures” and “Unaudited Reconciliations of GAAP and non-GAAP results” at the bottom of this release.

2 BlueCity’s portfolio apps include Blued, LESDO and Finka. We count MAUs of LESDO and Finka into our MAUs, starting from September 2020 and December 2020, respectively, without eliminating duplicates among our portfolio apps.

3 “Total paying users” is to the total number of users who paid for virtual currency (which can be used to purchase and send virtual gifts in live streaming) and membership services. A user who makes payments for different services offered on the Company’s platform using the same registered account is counted as one paying user.

Mr. Ma added: “Significant progress was achieved and maintained in an upwards trend with He Health. In late July, we officially launched online consultation services with dozens of doctors from China’s top hospitals. Thousands of men have had consultations since launch, illustrating again the huge demand of this flourishing business sector. We will continue to devote resources and initiate a wide range of activities to promote health awareness for men and expand geographic coverage of our fast-delivery services, and believe we can achieve meaningful progress in the near future with our inherent competitive value and first-mover advantages with a focus on men’s health.”

Mr. Junchen Sun, BlueCity’s acting Chief Financial Officer commented: “We achieved healthy growth among all of our business sectors for the second quarter. Total revenues grew by 18.0% year over year to RMB291.9 million. Revenues from He Health grew significantly by 134.5% year over year . By optimizing our content offerings and enriching customized services, membership services revenue also achieved a strong growth of 113.0% year over year. These results demonstrate both the strength of our strategy and our ability to execute. We are confident about our product roadmap and execution velocity.”

Second Quarter 2021 Financial Results

Total Revenues

Total revenues were RMB291.9 million (US$45.2million), representing an increase of 18.0% year-over-year.

Live streaming services. Revenues from live streaming services reached RMB223.0 million (US$34.5 million), representing an increase of 6.1% from the same period of 2020. The increase was primarily resulted from the growth in the number of paying users for live streaming services.

Membership services. Revenues from membership services reached RMB33.7 million (US$5.2 million), representing an increase of 113.0% from the same period of 2020. The increase was primarily due to the significant increase in the number of paying users benefited from new memebership service offerings on the Company’s portfolio apps.

Advertising services. Revenues from advertising services reached RMB18.0 million (US$2.8 million), representing an increase of 67.7% from the same period of 2020, the increase was primarily due to the Company’s enhanced efforts to attract more advertisers with new advertising and marketing solutions as well as improved advertising efficiency.

Merchandise sales. Revenues from merchandise sales of “He Health” reached RMB15.3 million (US$2.4 million), representing an increase of 134.5% from the same period of 2020. The increase was primarily due to the continuous expansion of the Company’s health-related services.

Others. Revenues from other services were RMB1.9 million (US$0.3 million), representing a decrease of 53.9% from RMB4.2 million in 2020. The decrease was primarily due to the decreased revenue from family planning services as the Company no longer provides these services since March 2021.

Cost and expenses

•	Cost of revenues. The cost of revenues was RMB192.1 million (US$29.8 million), representing an increase of 12.9% year-over-year. The increase was primarily due to the growth of revenue-sharing costs along with the growth of live streaming services, the increased cost of products in connection with the growth of “He Health” merchandise sales as well as the increased staff cost.

•	Selling and marketing expenses. Selling and marketing expenses were RMB68.9 million (US$10.7 million), representing an increase of 68.2% year-over-year. The increase was mainly due to the increased advertising and promotion expenses, the increased staff cost and share-based compensation expenses.

•	Technology and development expenses. Technology and development expenses were RMB51.6 million (US$8.0 million), representing an increase of 64.6% year-over-year. The increase was mainly due to the increased staff cost in technology related department, the increase in content, server and bandwidth cost in line with our business growth as well as share-based compensation expenses.

•	General and administration expenses. General and administrative expenses were RMB15.4 million (US$2.4 million), representing an increase of 49.4% year-over-year. The increase was mainly due to the increased professional fees as well as staff cost, partially offset by the decrease of share-based expenses due to the forfeiture of stock options.

Operating loss

Operating loss was RMB36.2 million (US$5.6 million), compared with a loss of RMB5.5 million in the second quarter of 2020.

Income tax benefit

Income tax benefit were RMB426 thousand (US$66 thousand), compared with income tax benefit amounted to RMB156 thousand in the second quarter of 2020.

Net loss

Net loss was RMB35.0 million (US$5.4 million), compared with net loss of RMB3.3 million in the second quarter of 2020.

Adjusted net loss (Non-GAAP) 4

Adjusted net loss was RMB38.4 million (US$5.9 million) compared with adjusted net loss of RMB3.0 million in the second quarter of 2020.

Cash and cash equivalents and term deposits

As of June 30, 2021, the Company had cash and cash equivalents and term deposits of RMB453.7 million (US$70.3 million), compared to RMB611.8 million as of December 31, 2020.

4 Adjusted net loss is a non-GAAP financial measure. For more information on non-GAAP financial measures, please see the section of “Use of Non-GAAP Financial Measures” and the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Business Outlook

For the full year 2021, the Company expects total revenues to be between RMB1.15 billion to RMB1.20 billion, representing year-over-year growth of 12% to 16%. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Conference Call

BlueCity's management team will host an earnings conference call at 8:00 AM on Thursday, August 24, 2021, U.S. Eastern Time (8:00 PM on August 24, 2021, Beijing/Hong Kong Time).

Please register in advance of the conference using the link provided below. Conference access information will be provided upon registration.

Participant Online Registration: http://apac.directeventreg.com/registration/event/5799482

A replay of the conference call may be accessed by phone at the following numbers until September 1, 2021. To access the replay, please reference the conference ID 5799482.

Phone Number
International	+61 2 8199-0299
United States	+1 (855) 452-5696
Hong Kong	+852 800963117
Mainland China	+86 4006322162 +86 8008700205

A live and archived webcast of the conference call will be available on the company’s investors relations website at https://ir.blue-city.com/.

About BlueCity

BlueCity (NASDAQ: BLCT) is a world-leading online LGBTQ platform providing a full suite of services to foster connections and enhance the wellbeing of the LGBTQ community through its portfolio of brands. BlueCity’s mobile app Blued enables users to conveniently and safely connect with each other, express themselves and access professional health-related services. Available in 13 languages, it is the largest online LGBTQ community in China, India, Korea, Thailand and Vietnam. BlueCity’s portfolio of brands also includes Finka, a leading gay social networking app for a younger generation in China, and LESDO, a leading lesbian social networking app in China.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP measures, such as Adjusted net loss, in evaluating its operating results and for financial and operational decision-making purposes. The Company defines Adjusted net loss as net loss before share-based compensation expenses, amortization related to intangible assets resulting from acquisitions, income tax related to intangible assets resulting from acquisitions, and changes in fair value of financial instruments. The Company believes that the non-GAAP financial measures help identify underlying financial and business trends relating to its results of operations that could otherwise be distorted by the effect of certain expenses that the Company includes in net loss. The Company believes that the non-GAAP financial measures provide useful information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

Each of the non-GAAP financial measures should not be considered in isolation or construed as an alternative to its comparable GAAP measure or any other measure of performance or as an indicator of the Company’s operating performance. Investors are encouraged to review the Company’s most directly comparable GAAP measures in conjunction with the non-GAAP financial measures. The non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Exchange Rate

This press release contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.4566 to US$1.00, the noon buying rate in effect on June 30, 2021 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred to could be converted into USD or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” and similar statements. Among other things, business outlook and quotations from management in this announcement, as well as BlueCity’s strategic and operational plans, contain forward-looking statements. BlueCity may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about BlueCity’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s ability to retain and increase the number of users, paying members and advertisers, and expand its product and service offerings; the Company’s future business development, financial condition and results of operations; the expected changes in the Company’s revenues, costs or expenditures; the Company’s expectation regarding the use of proceeds from its IPO; competition in the Company’s industry and its popularity within the LGBTQ population; and relevant government policies and regulations relating to the Company’s industry; and the development and impacts of COVID-19. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is current as of the date of the press release, and the Company does not undertake any obligation to update such information, except as required under applicable law.

For more information, please contact:

In China:

BlueCity Holdings Limited

Ms. Lingling Kong

Investor Relations Director

Phone: +86 10-5876-9662

Email: ir@blued.com

The Blueshirt Group

Ms. Susie Wang

Phone: +86 138-1081-7475

Email: susie@blueshirtgroup.com

In the United States:

The Blueshirt Group

Ms. Julia Qian

Phone: +1 973-619-3227

Email: Julia@blueshirtgroup.com

BlueCity Holdings Limited

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of December 31, 2020	As of June 30, 2021
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	439,492,788	344,556,719	53,365,040
Term deposits	172,257,360	109,175,690	16,909,161
Accounts receivable, net	5,588,023	13,164,831	2,038,973
Inventories	6,853,202	7,225,055	1,119,019
Prepayments and other current assets	58,629,416	112,655,733	17,448,151
Total current assets	682,820,789	586,778,028	90,880,344

Non-current assets:
Investment securities	50,000	-	-
Property and equipment, net	11,445,548	14,035,175	2,173,772
Intangible assets, net	52,084,512	51,210,732	7,931,532
Goodwill	196,002,568	191,560,426	29,668,932
Other non-current assets	2,426,128	2,446,246	378,875
Total non-current assets	262,008,756	259,252,579	40,153,111
TOTAL ASSETS	944,829,545	846,030,607	131,033,455

LIABILITIES
Current liabilities:
Accounts payable	20,372,680	27,578,042	4,271,295
Deferred revenue	35,226,237	37,768,011	5,849,520
Income tax payable	2,122,765	2,517,891	389,972
Accrued expenses and other current liabilities	118,958,796	105,116,854	16,280,526
Total current liabilities	176,680,478	172,980,798	26,791,313

Non-current liabilities
Deferred income tax liabilities	10,954,883	10,528,316	1,630,629
Total non-current liabilities	10,954,883	10,528,316	1,630,629
Total liabilities	187,635,361	183,509,114	28,421,942

SHAREHOLDERS’ EQUITY:
Ordinary shares[5]	12,018	12,419	1,923
Additional paid-in capital	2,188,870,625	2,191,958,362	339,491,120
Accumulated other comprehensive loss	(107,514,737)	(118,180,124)	(18,303,770)
Accumulated deficit	(1,324,173,722)	(1,411,269,164)	(218,577,760)
Total shareholders' equity	757,194,184	662,521,493	102,611,513

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	944,829,545	846,030,607	131,033,455

5 As of June 30, 2021, there were 13,327,699 Class A Ordinary Shares and 5,114,840 Class B ordinary shares issued and outstanding.

BlueCity Holdings Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Three Months Ended June 30,			For the Six Months Ended June 30,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
Revenues	247,439,121	291,883,490	45,206,996	454,912,531	563,014,350	87,199,819
Cost and expenses:
Cost of revenues	(170,256,207)	(192,147,582)	(29,759,871)	(309,469,419)	(377,235,822)	(58,426,389)
Selling and marketing expenses	(40,963,706)	(68,908,693)	(10,672,597)	(79,574,875)	(134,256,422)	(20,793,672)
Technology and development expenses	(31,336,233)	(51,568,967)	(7,987,016)	(61,618,771)	(99,746,991)	(15,448,842)
General and administrative expenses	(10,333,962)	(15,436,516)	(2,390,812)	(20,124,281)	(40,645,940)	(6,295,254)
Total cost and expenses	(252,890,108)	(328,061,758)	(50,810,296)	(470,787,346)	(651,885,175)	(100,964,157)
Operating loss	(5,450,987)	(36,178,268)	(5,603,300)	(15,874,815)	(88,870,825)	(13,764,338)
Change in fair value of financial instruments	(387)	-	-	(5,270)	-	-
Interest income	1,945,683	737,797	114,270	4,376,602	947,077	146,684
Loss before income taxes	(3,505,691)	(35,440,471)	(5,489,030)	(11,503,483)	(87,923,748)	(13,617,654)
Income tax benefit	155,928	426,252	66,018	540,642	828,306	128,288
Net loss	(3,349,763)	(35,014,219)	(5,423,012)	(10,962,841)	(87,095,442)	(13,489,366)
Reversal of accretion and modification of Redeemable Convertible Preferred Shares to redemption value	264,368,945	-	-	244,080,678	-	-
Net income/(loss) available for distribution	261,019,182	(35,014,219)	(5,423,012)	233,117,837	(87,095,442)	(13,489,366)

Net loss	(3,349,763)	(35,014,219)	(5,423,012)	(10,962,841)	(87,095,442)	(13,489,366)
Other comprehensive income/(loss)
Unrealized gain on an available-for-sale investment, net of nil income taxes	1,123,335	-	-	772,948	-	-
Foreign currency translation adjustment, net of nil income taxes	3,256,853	(12,408,052)	(1,921,763)	(19,902,688)	(10,665,387)	(1,651,858)
Comprehensive income/(loss)	1,030,425	(47,422,271)	(7,344,775)	(30,092,581)	(97,760,829)	(15,141,224)

BlueCity Holdings Limited

NOTES TO UNAUDITED FINANCIAL INFORMATION

	For the Three Months Ended June 30,			For the Six Months Ended June 30,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
Share-based compensation expenses included in:
—Cost of revenues	-	167,972	26,016	-	1,023,006	158,443
—Selling and marketing expenses	-	1,092,857	169,262	-	3,796,512	588,005
—Technology and development expenses	-	1,255,670	194,478	-	2,614,641	404,956
—General and administrative expenses	-	(7,525,573)	(1,165,563)	-	(4,386,058)	(679,314)
Total	-	(5,009,074)	(775,807)	-	3,048,101	472,090

Amortization related to intangible assets resulting from acquisitions included in:
—Cost of revenues	411,086	1,640,975	254,155	411,086	3,097,351	479,719
—Selling and marketing expenses	-	518,840	80,358	-	1,037,680	160,716
Total	411,086	2,159,815	334,513	411,086	4,135,031	640,435

Unaudited Reconciliations of GAAP and Non-GAAP Results

	For the Three Months Ended June 30,			For the Six Months Ended June 30,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
Net loss	(3,349,763)	(35,014,219)	(5,423,012)	(10,962,841)	(87,095,442)	(13,489,366)
Add:
Share-based compensation expenses	-	(5,009,074)	(775,807)	-	3,048,101	472,090
Amortization related to intangible assets resulting from acquisitions	411,086	2,159,815	334,513	411,086	4,135,031	640,435
Income tax related to intangible assets resulting from acquisitions	(102,772)	(539,954)	(83,628)	(102,772)	(1,033,758)	(160,109)
Changes in fair value of financial instruments	387	-	-	5,270	-	-
Adjusted net loss	(3,041,062)	(38,403,432)	(5,947,934)	(10,649,257)	(80,946,068)	(12,536,950)